November 9, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel
Katherine Wray, Staff Attorney

Re:	IceWEB, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed October 15, 2010
File No. 333-167501

Form 10-K for the fiscal year ended September 30, 2009, as amended
Forms 10-Q for the Quarterly Periods Ended December 31, 2009 and March 31, 2010, as amended
File No. 000-27865

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 5, 2010 on the above-referenced registration statement.  On November _, 2010 the Company has filed Amendment No. 4 to the Form S-1.  Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.  Under separate cover we have provided Ms. Wray with a courtesy copy of Amendment No. 4, as filed, marked to show all changes and keyed to the responses.

General

1.
Please note that we are continuing to review your Form 10-K for the fiscal year ended September 30, 2009 and related filings, and we may have additional comments.  Any additional comments on these filings will need to be adequately addressed prior to effectiveness of your registration statement.

RESPONSE:   The Company acknowledges the staff’s comment.

Amendment No. 3 to Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 45

2.
We note that you have not discussed your transactions with VOIS, Inc. in this section.  Please tell us what consideration you gave to providing disclosure pursuant to Item 404(d) of Regulation S-K with respect to such transactions.  In this regard, we note the following:

•.	You disclose elsewhere in the registration statement that in November 2009 you purchased 160,000,000 shares of VOIS, which represented a 16% interest in that company;

•
You state on page 7 of your 2009 Form 10-K filed on December 29, 2009: “In exchange for this strategic interest, VOIS received access to distribute IceMAIL, IcePORTAL, and IceSECURE to their existing and prospective new user base, and IceWEB’s cloud storage network;”

•	You disclose in your Form S-1 and your 2009 Form 10-K that your chief financial officer Mark Lucky has served as a director and/or an executive officer of VOIS, beginning in October 2009; and

•
VOIS disclosed in its Form 8-K filed on January 19, 2010 that it appointed Robert Druzak as president, chief executive officer and director of VOIS.  We note from IceWEB’s 2007 Form 10-KSB filed on December 26, 2007, that an individual by this name is the brother of Joseph Druzak, one of your directors.

Please revise your registration statement to provide the disclosure called for by Item 404(d) with respect to your transactions with VOIS.  Alternative, provide a detailed analysis as to how you concluded that no such disclosure is required.  In your response letter, provide a materially complete description of all transactions that have occurred during the past two years and subsequent period between IceWEB and VOIS, and describe and quantify if possible the interests in such transactions of all persons considered to be “related persons” of IceWEB within the meaning of Item 404(a).  Please also consider this comment as it relates to the Item 404(d) disclosure in your 2009 Form 10-K.

RESPONSE:   As requested, Amendment No. 4 has been revised to include a description of the transaction between the Company and VOIS Inc. as well as the personal investments by each of Messrs. Signorello and Druzak in VOIS in transactions to which neither the Company nor VOIS were a party.  Please see page 45.  Such disclosure is a materially complete description of all transactions that have occurred during the past two years and subsequent period between the Company and VOIS, and including a description of the interests in such transactions of all persons considered to be “related persons” of the Company within the meaning of Item 404(a).

The Company notes that the purchase of the VOIS stock for $48,000, even when aggregated together with the private transactions between former officers and directors of VOIS and Messrs. Signorello and Druzak, did not meet or exceed the thresholds set forth in Item 404(d).  As set forth in the disclosure added to Amendment No. 4 to in response to this comment, other than the $48,000 November 2009 stock purchase by the Company, notwithstanding that VOIS was given non-exclusive access to distribute various of the Company’s product, VOIS has not engaged in any such activities and there have been no other business transactions between the Company and VOIS.  Accordingly, given that the value of the transaction with VOIS did not meet the minimum thresholds of Item 404(d), and in light of its disclosure elsewhere in the 2009 Form 10-K, the Company believes the disclosure therein is adequate.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ Mark B. Lucky
Mark B. Lucky

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP